U.S. Bancorp Fund Services, LLC
777 E. Wisconsin Avenue, 10th Floor
Milwaukee, Wisconsin  53202

September 28, 2015

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	USA Mutuals (the “Trust”)
Securities Act Registration No.: 333-57548 Investment Company Registration No.: 811-10319 USA Mutuals/WaveFront Hedged Emerging Markets Fund (S000050715)

Dear Ms. Rossotto:

Pursuant to Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust and its series, USA Mutuals/WaveFront Hedged Emerging Markets Fund (the “Fund”), is Post-Effective Amendment No. 44 and Amendment No. 45 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) for the purpose of responding to Staff comments with respect to registration of the Fund.

In addition, on behalf of the Trust and the Fund, we hereby request acceleration of this registration statement Amendment filed herewith on September 28, 2015, whereby the registration statement on Form N-1A would be declared effective no later than October 1, 2015.

Pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Quasar Distributors, LLC, the Fund’s principal underwriter, requesting that effectiveness of the Amendment to the registration statement be accelerated to Thursday, October 1, 2015, or as soon as practicable thereafter.

Very truly yours,

/s/ Emily R. Enslow

Emily R. Enslow, Esq.
For U.S. Bancorp Fund Services, LLC

Enclosures

QUASAR DISTRIBUTORS, LLC

September 28, 2015

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	USA Mutuals (the “Trust”)
Securities Act Registration No.: 333-57548 Investment Company Registration No.: 811-10319 USA Mutuals/WaveFront Hedged Emerging Markets Fund (S000050715)

Dear Ms. Rossotto:

REQUEST FOR ACCELERATION.  As the principal underwriter of the USA Mutuals/WaveFront Hedged Emerging Markets Fund (the “Fund”), a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of the Registration Statement that is filed herewith on Form N-1A on behalf of the Fund on September 28, 2015, be accelerated to October 1, 2015, or as soon as practicable thereafter.

Very truly yours,

Quasar Distributors, LLC

______________________
James R. Schoenike
President
615 East Michigan Street
Milwaukee, WI  53202